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Securities and Exchange Commission
Trading and Markets

JUN 17 2019

RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65401

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2017 (MM/DD/YY) AND ENDING October 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

RBC Capital Markets Arbitrage, S.A.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Three World Financial Center 200 Vesey Street – 14th Floor
(No. and Street)

New York (City) NY (State) 10281-8098 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Gray (212) 858-8388 .
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

RMS

AFFIRMATION

I, Peter T. Justini, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to RBC Capital Markets Arbitrage S.A. as of and for the year ended October 31, 2018, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

12-21-18

Signature Date

Peter T. Justini
Chief Financial Officer

12/21/18
Notary Public

NELSON TRUC
NOTARY PUBLIC, State of New York
No. 01TR6320370
Qualified in Queens County
Commission Expires March 2, 2019

RBC CAPITAL MARKETS ARBITRAGE, S.A.
(An Indirect Wholly Owned Subsidiary of the Royal Bank of Canada)
(SEC I.D. No. 8-65401)

STATEMENT OF FINANCIAL CONDITION
AS OF OCTOBER 31, 2018
AND
REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

Filed pursuant to 17a-5(e)(3) under the
Securities Exchange Act of 1934.
As a Public Document.

RBC CAPITAL MARKETS ARBITRAGE, S.A.
(An Indirect Wholly Owned Subsidiary of The Royal Bank of Canada)

TABLE OF CONTENTS

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of RBC Capital Markets Arbitrage, S.A.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of RBC Capital Markets Arbitrage, S.A. (the "Company") as of October 31, 2018, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of October 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

December 21, 2018

We have served as the Company's auditor since 2016.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

RBC CAPITAL MARKETS ARBITRAGE, S.A.
(An Indirect Wholly Owned Subsidiary of the Royal Bank of Canada)

STATEMENT OF FINANCIAL CONDITION
AS OF OCTOBER 31, 2018
(In thousands, except share and per-share information)

Assets	
Cash	$ 274
Financial instruments owned, at fair value (including securities pledged of $13,674,782)	16,593,571
Receivable from broker-dealers	99,640
Other assets	35,299
Total Assets	$ 16,728,784
Liabilities and stockholders' equity	
Liabilities:	
Short term borrowings	$ 4,483,775
Financial instruments sold, but not yet purchased, at fair value	1,099,223
Payable to broker-dealers	9,048,550
Accounts payable and accrued liabilities	12,157
Total Liabilities	14,643,705
Stockholders' equity:	
Common stock, $1,000 par value 150,000 shares authorized, issued, and outstanding	150,000
Retained earnings	1,935,079
Total stockholders' equity	2,085,079
Total liabilities and stockholders' equity	$ 16,728,784

See notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

RBC Capital Markets Arbitrage, S.A. (the "Company") was incorporated on October 26, 2001 as a "Societe Anonyme" under the laws of the Grand Duchy of Luxembourg. The Company is an indirect wholly owned subsidiary of the Royal Bank of Canada ("RBC").

The Company is engaged in a single line of business, which is to trade for its own account in securities and commodities (including but not limited to futures contracts and options thereon). In 2012, the Company became an exchange-traded fund market maker on the New York Stock Exchange Archipelago (the "NYSE Arca"). The Company does not engage in client-driven activities. The Company is a fully disclosed broker-dealer registered with the Securities and Exchange Commission and is a member of Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company has a joint back office agreement ("JBO") with an affiliated broker dealer, which clears and custodies certain securities and derivatives for the Company. The Company holds a $10 thousand non-voting preferred share of RBC USA Holdco Corporation, the parent of the affiliated broker dealer, to maintain its joint back office arrangement and comply with certain regulatory requirements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The Company's financial statements conform to accounting principles generally accepted in the United States of America ("GAAP"). The financial statements include the accounts of the Company.

Use of Estimates — The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions which affect the amounts reported in the financial statements and accompanying notes (including valuation of certain securities owned and securities sold, but not yet purchased and compensation accruals). Management believes that the estimates utilized in preparing the financial statements are reasonable. Actual results could differ materially from these estimates.

Fair Value Measurement — Assets and liabilities are measured at fair value, either in accordance with standard fair value requirements or through election of fair value option.

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

In determining fair value, a hierarchy is used which prioritizes the inputs to valuation techniques. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The availability of inputs relevant to the asset or liability and the relative reliability of the inputs could

affect the selection of appropriate valuation techniques. The fair value hierarchy consists of three broad levels:

- Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date.

- Level 2 inputs are inputs other than quoted prices in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets or quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs that are derived principally from observable market data.

- Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available at the measurement date.

The Company's policy with respect to transfers between levels of the fair value hierarchy is to recognize the transfers into and out of each level as of the end of the reporting period.

Valuation Process and Structure:

The Company's business units are responsible for valuing their respective portfolio of financial assets and liabilities.

The Global Valuation Committee, established by RBC, is an independent group responsible for providing oversight on financial instruments fair value policies and practices, escalating significant valuation issues, and reviewing and approving valuation adjustment methodologies.

The Valuation Group ("VG") is responsible for the Company's valuation policies, processes and procedures. VG is independent of the business units. It implements valuation control processes to validate the fair value of the Company's financial instruments measured at fair value including those derived from pricing models. These control processes are designed to assure that the values used for financial reporting are based on observable inputs, wherever possible. In the event that observable inputs are not available, the control processes are designed to ensure the valuation approach utilized is appropriate and consistently applied and the assumptions are reasonable.

The Company's control processes apply to financial instruments categorized in Level 1, Level 2 or Level 3 of the fair value hierarchy, unless otherwise noted. These control processes include:

Model Review – VG, in conjunction with the Global Risk Management Department ("GRM") and, where appropriate, the Credit Risk Management Department, both of which are within RBC, independently review valuation models' theoretical soundness, the appropriateness of the valuation methodology and calibration techniques developed by the business units using observable inputs. Where inputs are not observable, VG reviews the appropriateness of the proposed valuation methodology to ensure it is consistent with how a market participant would arrive at the unobservable input. The valuation methodologies utilized in the absence of observable inputs may include extrapolation techniques and the use of comparable observable inputs. As part of the review, VG develops a methodology to independently verify the fair value generated by the business unit's valuation models. Before trades are executed using new valuation models, those models are required

to be independently reviewed. All of the Company's valuation models are subject to an independent annual review by GRM.

Independent price verification ("IPV") – IPV is a monthly control process by which system market prices or model inputs are verified for accuracy or reasonableness.

The relevance and reliability of the IPV process is dependent on the quality of the inputs used. Assessing data sources and input factors is a judgmental process in which all facts and circumstances have to be taken into account. For example, the use of observable prices from active markets is maximized and the use of unobservable inputs minimized. Conversely, when a market is deemed to be inactive, observable inputs may not be available, and in such circumstances compensating controls are employed.

For financial instruments categorized within Level 3 of the fair value hierarchy, VG reviews the business unit's valuation techniques to ensure these are consistent with market participant assumptions.

The results of this independent price verification and any adjustments made by VG to the fair value generated by the business units are presented to management of the Company and Global Valuation Committee.

Cash — Cash includes cash on hand and cash in depository accounts with other financial institutions. Money held at clearing broker dealers are reported in receivable from broker dealer on the Statement of Financial Condition.

Financial Instruments — Financial instruments owned and financial instruments sold, but not yet purchased include primarily securities and the market value of derivative transactions.

Securities transactions may be settled regular way or on a delayed basis. Regular way transactions provide for delivery of securities within a period of time (after trade date) established by regulations or conventions in the market in which the trade occurs. The Company records the purchase and sale of an existing security on trade date when the commitment to purchase or sell the existing security is expected to settle within the "settlement period" that is customary in the market in which those trades take place. Since expected settlements for new issues and pool securities have varying settlement period in the markets, the Company records the purchase and sale of these securities as regular way transactions. The fair value of regular way securities are reported as either a net long (by security) in financial instruments owned or as a net short (by security) in financial instruments sold, but not yet purchased on the Statement of Financial Condition. Amounts receivable or payable for regular way securities transactions that have not reached their contractual settlement date are reported net in receivable from or payable to broker dealers on the Statement of Financial Condition.

The Company does not apply the scope exceptions for regular way trades and records delayed delivery transactions, including To-be-announced ("TBA"), When Issued, and Extended Settlements, as derivatives until settled. The principal of these transactions are not reported on the Statement of Financial Condition until settlement. These transactions are reflected as forward agreements in the derivative transactions disclosure in Note 3.

Profit and loss for both regular-way and delayed delivery trades are recorded on trade date. Financial instruments owned and financial instruments sold, but not yet purchased, are recorded at fair value, with unrealized gains and losses reported in principal transactions on the Statement of Income.

3. FINANCIAL INSTRUMENTS OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED — AT FAIR VALUE

Financial instruments owned, including those pledged as collateral and financial instruments sold, but not yet purchased, at October 31, 2018 consist of the following (in thousands):

	Owned	Sold, But Not Yet Purchased
Securities:		
U.S. government securities	$ 23,309	$ 83,995
U.S. government agencies	12,622,307	-
Corporate and other debt obligations	84,786	12,130
Equities	3,644,552	855,221
	16,374,954	951,346
Derivatives	218,617	147,877
Total	$ 16,593,571	$ 1,099,223

The Company pledged certain financial instruments owned to meet margin requirements and to collateralize secured borrowings. At October 31, 2018, financial instruments pledged were $13.8 billion, of which $13.7 billion were pledged to counterparties with the right to sell or re-pledge the securities.

Derivative Transactions

The Company enters into derivatives to manage the Company's exposure to risk resulting from its trading activities. Derivatives with a positive fair value are reported in financial instruments owned and derivatives with a negative fair value are reported in financial instruments sold, but not yet purchased on the Statement of Financial Condition. These balances generally represent future commitments to exchange payment streams based on contract or notional amounts or to purchase or sell physical assets at specified terms on a specified date.

The table below sets forth the fair value and notional amounts of open derivative contracts as at October 31, 2018 (in thousands):

	Positive Fair Values	Negative Fair Values	Aggregated Notional
Equity Contracts:			
Listed options	$ 5,124	$ 5,181	$ 255,992
Swap agreements	101	67	1,685
	5,225	5,248	257,677
Interest Rate Contracts:			
Forward agreements (1)	89,623	34,819	46,725,303
Options on futures	980	62	2,147,200
Swap agreements (2)	122,789	107,748	12,271,816
	213,392	142,629	61,144,319
Total	$ 218,617	$ 147,877	$ 61,401,996

(1) Generally consists of TBA trades

(2) Consists of central cleared swap contracts

The Company also enters into futures contracts, with commitments to buy or sell equity, interest rate and foreign exchange currency contracts. Futures contracts are executed on exchanges and changes in open positions are settled on a daily basis.

At October 31, 2018 aggregated notional of open futures contracts totaled $5.1 billion.

4. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS

Amounts receivable from and payable to broker-dealers at October 31, 2018 consist of the following (in thousands):

	Receivable	Payable
Affiliated broker (refer to Note 8)	$ -	$ 8,309,255
Non-affiliated brokers	99,640	-
Unsettled regular-way trades - net	-	739,295
Total	$ 99,640	$ 9,048,550

The Company clears its securities and derivatives transactions through other broker-dealers, including affiliates. The Company may also finance certain securities transactions with margin loans. Cash and securities are generally held in brokerage accounts at these broker-dealers. Clearing broker receivables generally consist of deposits and amounts due from broker-dealers for settled trades. Amounts due to affiliated broker reflect the net of margin loans and other money held in brokerage accounts.

Unsettled regular-way trades net represents the net accounts receivable or payable for regular way securities transactions that have not reached their contractual settlement date.

5. SHORT TERM BORROWING

As at October 31, 2018, the Company had a $9.0 billion secured line of credit (the "Secured Credit Facility") with RBC. This loan is callable at the discretion of RBC and the Company does not pay interest. Outstanding loan at October 31, 2018 was $4.5 billion, which was collateralized with financial instruments owned of $4.8 billion.

The Company also maintains a $500 million and a $100 million multi-currency secured lines of credit with affiliates. These loans are callable at the discretion of the lenders and the Company is charged interest on various currencies and is generally based on the 3 month Libor plus a treasury spread. At October 31, 2018, outstanding loans totaled $12.0 million and were reported as short term borrowings on the Statement of Financial Condition.

6. OTHER ASSETS AND ACCOUNTS PAYABLES AND ACCRUED LIABILITIES

Other assets at October 31, 2018 consist of the following (in thousands):

Interest and dividend receivables	$	33,279
Other investment		10
Other receivables		2,010
Total		35,299

Interest and dividends receivables mainly include accrued interest and dividends from long trading securities. Other receivables mainly include tax receivables, prepaid, and miscellaneous receivables.

Accounts payable and accrued liabilities at October 31, 2018 consists of the following (in thousands):

Accounts payable and accrued liabiliites		
Interest and dividend payables	$	733
Accrued compensation		5,081
Other intergroup payables		5,328
Other liabilities		1,015
Total		12,157

Interest and dividend payables include accrued interest and dividends from financial instruments sold, but not yet purchased. Other inter group payables mainly consist of payables in connection with charges from affiliates. Other liabilities include accrued miscellaneous payables, including tax payables, audit fees and other accrued expenses.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the financial instruments measured at fair value on a recurring basis as of October 31, 2018, categorized by the valuation hierarchy set out in ASC 820 (in thousands):

	Fair Value Measurements Using			Assets/ Liabilities at Fair Value
	Level 1	Level 2	Level 3	
Financial assets:				
U.S. government securities	-	$ 23,309	$ -	$ 23,309
U.S. government agencies	-	12,622,307	-	12,622,307
Corporate and other debt obligations	2,963	81,823	-	84,786
Equities	3,644,471	81	-	3,644,552
Derivatives related assets	7,038	211,579	-	218,617
Total assets	$ 3,654,472	$ 12,939,099	$ -	$ 16,593,571
Financial liabilities:				
U.S. government securities	-	$ 83,995	$ -	83,995
Corporate and other debt obligations	136	11,994	-	12,130
Equities	855,044	177	-	855,221
Derivatives related liabilities	5,298	142,579	-	147,877
Total liabilities	$ 860,478	$ 238,745	$ -	$ 1,099,223

Valuation Techniques:

Fair value of assets and liabilities measured on a recurring basis are determined and classified in fair value hierarchy table using the following techniques and inputs.

U.S. Government and Agency Obligations — includes government debt securities and agency issued mortgage-backed securities (MBS). The fair values of government issued or guaranteed debt securities in active markets are determined by reference to recent transaction prices, broker quotes, or third-party vendor prices and are classified as Level 1 in the fair value hierarchy. The fair value of securities not traded in active markets are based on either security prices, or valuation techniques using implied yields and risk spreads derived from prices of actively traded and similar government securities. Securities with observable prices or rate inputs as compared to transaction prices, dealer quotes or vendor prices are classified as Level 2 in the hierarchy.

Corporate and Other Debt Obligations — generally includes corporate debt securities and MBS. The fair value of corporate debt is estimated using market price quotations (where observable), bond spreads, or credit default swap spreads adjusted for any basis differences between cash and derivative instruments. Inputs for valuation of MBS are, when available, traded prices, dealer or lead manager quotes, broker quotes and vendor prices of the identical securities. When prices of identical securities are not readily available, the industry standard models are used, with inputs such as discount margins, yields, default, prepayment and loss severity rates that are implied from transaction prices, dealer quotes or vendor prices of comparable instruments. All relevant data must be assessed and significant judgment is required to determine the appropriate valuation inputs. Securities with observable prices or inputs as compared to transaction prices, dealer quotes or vendor prices, are classified as Level 2 in the hierarchy. Securities where inputs are unobservable are classified as Level 3 in the hierarchy.

Equity Securities — Equity securities generally consist of listed common shares and preferred securities. Exchange-traded securities are generally valued based on quoted prices from an exchange. The fair values of common shares are based on quoted prices in active markets, where available, and are classified as Level 1 in the hierarchy. Where quoted prices in active markets are not readily

available, fair value is determined based on quoted market prices for similar securities or through valuation techniques, such as multiples of earnings and the discounted cash flow model with forecasted cash flows and discounted rate as input. If the securities are not listed, not actively traded, or restricted, they are generally categorized as Level 2 of the fair value hierarchy.

Derivatives — The fair values of exchange-traded derivatives, such as interest rate and equity options and futures, are based on quoted market prices and are generally classified as Level 1 in the fair value hierarchy. A derivative instrument is classified as Level 2 in the fair value hierarchy if observable market inputs are available or the unobservable inputs are not significant to the fair value. The fair values of over the counter derivatives classified as Level 2 in the fair value hierarchy, including interest rate forward contracts, is determined using valuation models when quoted market prices or third-party consensus pricing information are not available. The valuation models, such as discounted cash flow method or Black-Scholes option model, incorporate observable or unobservable inputs for interest and foreign exchange rates, equity and commodity prices (including indices), credit spreads, corresponding market volatility levels, and other market-based pricing factors. Other adjustments to fair value include bid-offer, credit valuation adjustments, funding valuation adjustments, overnight index swap, parameter and model uncertainties, and unrealized gain or loss at inception of a transaction.

Transfers between levels of the fair value hierarchy – Certain securities were transferred between categories during the twelve months ended October 31, 2018.

Transfers between Level 1 and Level 2 are dependent on whether the fair value is obtained on the basis of quoted market prices in active markets (Level 1) as opposed to fair value estimated using observable inputs in a discounted cash flow method (Level 2). At October 31, 2018 there were no material changes between the levels.

Financial Instruments Not Measured at Fair Value — The carrying amounts and fair values of other financial assets and financial liabilities not measured at fair value in the Statement of Financial Condition at October 31, 2018, are as follows (in thousands):

	Carrying Value	Fair Value	Fair Value Measurements Using Level 1	Level 2	Level 3
Financial assets:					
Cash	$ 274	$ 274	$ 274	$ -	$ -
Receivable from broker-dealers	99,640	99,640	-	99,640	-
Other assets (accrued interest) [(1)]	33,289	33,289	-	33,289	-
Financial liabilities:					
Short term borrowings	4,483,775	4,483,775	-	4,483,775	-
Payable to broker-dealers	9,048,550	9,048,550	-	9,048,550	-
Accounts payable and accrued liabilities	12,157	12,157	-	12,157	-
Total	$ 13,677,685	$ 13,677,685	$ 274	$ 13,677,411	$ -

[(1)] Other assets of $2.0 million, which are not short-term in nature, are reported on the Statement of Financial Condition and not in the table above.

Carrying value generally approximates fair value for the assets and liabilities in the above table. This is due to the relatively short period of time between their origination and expected maturity. Except

for cash at the financial institution, which is classified as level 1, these items are generally classified in Level 2 of the fair value hierarchy.

8. RELATED-PARTY TRANSACTIONS

In the normal course of business, the Company may enter into securities transactions with affiliates and incur financing, brokerage and other charges. The Company is also a party to various service level agreements ("SLA") that result in fees and other allocated costs from RBC and affiliates.

At October 31, 2018, amounts receivable from and payable to RBC and affiliates are set forth below (in thousands):

Assets:	
Other assets	$ 2
Liabilities:	
Short term borrowings (Note 5)	$ 4,483,775
Payable to broker-dealers (Note 4)	8,309,255
Accounts payable and accrued liabilities	5,328

The Company also entered into secured loan agreements with RBC (acting through its Toronto Branch) and affiliates. Outstanding balances from these loans are reported in short-term borrowings on the Statement of Financial Condition and discussed in Note 5.

9. COMMITMENTS AND CONTINGENT LIABILITIES

The Company maintains an operating lease for office space in Luxembourg. The lease commitment was for four years from February 2008 until February 2012. Thereafter, the lease renews quarterly until notice of cancellation is given.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company maintains positions in a variety of financial instruments. Certain instruments, including TBAs and equity derivative products, give rise to off-balance-sheet risk. Risk arises from changes in the value of the contracts ("market risk") and also from the potential inability of counterparties to perform under the terms of the contracts ("credit risk"). The Company attempts to control its exposure to market risk through use of a proprietary trading system that determines whether the market risk inherent in the Company's portfolios is within established limits.

Financial instruments sold, but not yet purchased represent obligations of the Company to deliver specified securities at contracted prices, thereby creating an obligation to purchase the securities in the market at prevailing prices. Consequently, the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amounts recognized in the Statement of Financial Condition.

ASC 815, *Derivatives and Hedging*, requires that all derivatives be recognized as either assets or liabilities and be measured at fair value. The Company buys and sells derivative financial instruments for trading purposes solely for its own account.

11. TAXATION

Income Taxes - The Company is a fully taxable Luxembourg resident corporation and is subject in Luxembourg to corporate income tax, municipal business tax, and net worth tax.

Withholding Taxes— The Company is a foreign U.S. registered broker and dealer that trades exclusively for its own account. As such, the Company does not have a U.S. corporate income tax liability; however, it is subject to a withholding tax on certain of its dividend and interest income.

The Company has evaluated, in accordance with FASB ASC 740, *Income Taxes*, whether any unrecognized tax benefits are necessary and determined that no such matters exist as of October 31, 2018. The recognition and measurement of unrecognized tax benefits will be reevaluated when new information is available, if applicable, or when an event occurs that requires change.

12. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires the Company to maintain the greater of 2% of aggregate debit balances or minimum net capital, as defined, equal to $1.0 million. At October 31, 2018, the Company had net capital of $1.2 billion, which was in excess of its minimum net capital requirement of $1.0 million.

Proprietary accounts held at a carrying broker (PAB) are considered allowable assets in the net capital computation to the extent the clearing broker performs customer reserve computation for PAB assets. Pursuant to an agreement between the Company and its carrying broker. The carrying broker is required to perform a computation for PAB assets similar to the customer reserve computation.

13. SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred subsequent to October 31, 2018 through December 21, 2018. There were no events or transactions during the period which would require recognition or additional disclosure in these financial statements.

* * * * * *